SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For: January 3, 2007	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS FILED AS PART OF THIS FORM 6-K
See the Exhibit Index to this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 3, 2007

ENCANA CORPORATION (Registrant)
By:	/s/ Linda Mackid
	Name:	Linda Mackid
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index
Exhibit No.
99.1	News release dated January 3, 2007 referenced as:

“EnCana and ConocoPhillips close transaction to create integrated North American heavy oil business”

EnCana and ConocoPhillips close transaction to create
integrated North American heavy oil business
EnCana owns interests in two U.S. refineries
CALGARY, Alberta (January 3, 2007) — EnCana Corporation (TSX, NYSE: ECA) and ConocoPhillips (NYSE: COP) have closed their previously announced transaction to create an integrated, North American heavy oil business consisting of quality upstream and downstream assets.
The venture, announced October 5, 2006, is comprised of two 50/50 operating partnerships. The Canadian upstream partnership includes EnCana’s Foster Creek and Christina Lake oilsands projects and the U.S. downstream partnership includes ConocoPhillips’ Wood River and Borger refineries.
“These partnerships provide greater certainty of execution for our oilsands projects by reducing cost and price risk and increasing confidence in our ability to achieve economic returns. They also give EnCana immediate participation in the North American refining industry,” said Randy Eresman, EnCana’s President & Chief Executive Officer.
Average daily production from the upstream partnership is expected to grow about 44 percent in 2007 to about 62,000 barrels per day (bbls/d) (about 31,000 bbls/d net to EnCana). The company expects this integrated business will generate pre-tax cash flow in the range of $550 million to $650 million net to EnCana in 2007.
Each partnership has a management committee with each partner holding equal voting rights. EnCana is represented on the upstream committee by John Brannan, Brian Ferguson and Bill Oliver and on the downstream committee by John Brannan, Brian Ferguson and Jeff Wojahn.
EnCana announces corporate re-organization
Effective January 1, 2007, EnCana adopted a new organizational structure with six operating divisions and six corporate groups — a structure that the company believes better fits its assets. EnCana has established a new Integrated Oilsands Division to reflect the growing importance of the company’s in-situ oilsands and refining assets, and it re-establishes two divisions in Canada — Plains and Foothills. The operating divisions are Canadian Foothills, Canadian Plains, Integrated Oilsands, USA, Midstream & Marketing, and Offshore & International. The corporate groups are Business Development, Corporate Finance, Corporate Communications, Corporate Relations, Corporate Services, and Strategic Planning & Portfolio Management.
EnCana’s Executive Team led by Randy Eresman, EnCana’s President & Chief Executive Officer:
•	Brian Ferguson, Executive Vice-President & Chief Financial Officer
•	John Brannan, Executive Vice-President and President, Integrated Oilsands Division
•	Sherri Brillon, Executive Vice-President, Strategic Planning & Portfolio Management
•	Mike Graham, Executive Vice-President and President, Canadian Foothills Division
•	Sheila McIntosh, Executive Vice-President, Corporate Communications
•	Bill Oliver, Executive Vice-President, Business Development and President, Midstream & Marketing Division
•	Gerry Protti, Executive Vice-President, Corporate Relations and President, Offshore & International Division
•	Don Swystun, Executive Vice-President and President, Canadian Plains Division
•	Hayward Walls, Executive Vice-President, Corporate Services
•	Jeff Wojahn, Executive Vice-President and President, USA Division

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EnCana Corporation
With an enterprise value of approximately US$45 billion, EnCana is a leading North American unconventional natural gas and integrated oilsands company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA. For more information, go to www.encana.com.
Non-GAAP measure
This news release contains a reference to pre-tax cash flow.
•	Pre-tax cash flow is cash flow plus estimated cash taxes.
•	Cash flow is defined as net earnings plus or minus depletion, depreciation and amortization, accretion of asset retirement obligation, future income taxes, unrealized foreign exchange (gain) loss and other non-cash items.
These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements”. Forward-looking statements in this news release include, but are not limited to: the anticipated impact of the partnerships on cost, price risk and economic returns; forecast average daily production growth for the upstream partnership for 2007; and forecast, net to EnCana, pre-tax cash flow for the integrated business for 2007. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; the company’s ability to replace and expand oil and gas reserves; the ability of the company and ConocoPhillips to successfully manage and operate the integrated North American heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

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Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

EnCana Corporation
Investor contact:	Media contact:
EnCana Corporate Communications
Paul Gagne	Almas Kassam
Manager, Investor Relations	Analyst, Media Relations
(403) 645-4737	(403) 645-4716
Susan Grey
Analyst, Investor Relations
(403) 645-4751

ConocoPhillips
Investor contact:	Media contact:
Gary Russell	Bill Tanner
(212) 207-1996	(281) 293-2801

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